SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
___________________

SCHEDULE 13D

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO § 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO § 13d-2(a)
(Amendment No. __)*

PLASTEC TECHNOLOGIES, LTD. (FORMERLY GSME ACQUISITION PARTNERS I)
(Name of Issuer)

Ordinary Shares, par value $0.001 per share
(Title of Class of Securities)

G71218 104
(CUSIP Number)

Jing Dong Gao 762 West Beijing Road Shanghai, China 200041 (86) 21-6271-6777
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

December 8, 2010
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information that would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. G71218 104	SCHEDULE 13D	Page 1 of 8 Pages

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) Jing Dong Gao
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) PF, AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
6	CITIZENSHIP OR PLACE OF ORGANIZATION People’s Republic of China
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 4,527,262
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 4,527,262
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,527,262
12	CHECK IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES ☐ CERTAIN SHARES (see instructions)
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 36.4%
14	TYPE OF REPORTING PERSON (see instructions) IN

CUSIP No. G71218 104	SCHEDULE 13D	Page 2 of 8 Pages

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) MCK Capital Co., Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) WC, AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
6	CITIZENSHIP OR PLACE OF ORGANIZATION Hong Kong
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 4,527,262
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 4,527,262
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,527,262
12	CHECK IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES ☐ CERTAIN SHARES (see instructions)
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 36.4%
14	TYPE OF REPORTING PERSON (see instructions) OO

CUSIP No. G71218 104	SCHEDULE 13D	Page 3 of 8 Pages

This Schedule 13D is filed by Jing Dong Gao (“Gao”) and MCK Capital Co., Limited, an entity controlled by Gao (“MCK”), with respect to ownership of the ordinary shares, par value $0.001 per share (“Ordinary Shares”), of Plastec Technologies, Ltd. (formerly GSME Acquisition Partners I), a Cayman Islands exempted company (the “Issuer”).

The percentage of beneficial ownership reflected in this Schedule 13D is based upon 9,246,351 Ordinary Shares outstanding as of December 16, 2010.

Item 1.	Security and Issuer.

The class of equity securities to which this Schedule 13D relates is the Ordinary Shares of the Issuer.  The Issuer’s principal executive offices are located at Unit 01, 21/F, Aitken Vanson Centre, 61 Hoi Yuen Road, Kwun Tong, Kowloon, Hong Kong.

Item 2.	Identity and Background.

Gao’s business address and MCK’s principal business and office address is 762 West Beijing Road, Shanghai, China 200041. Gao is the chairman of GSME Capital Partners, a principal investment business headquartered in Shanghai. Prior to the consummation of the Merger (as defined in Item 4), Gao was the Chairman of the Board of the Issuer. MCK is a personal investment vehicle for Gao.

Neither Gao nor MCK has, during the past five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

Neither Gao nor MCK has, during the past five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Gao is a citizen of the People’s Republic of China. MCK is a Hong Kong company.

Item 3.	Sources of Funds.

In March 2008, in connection with the Issuer’s formation, the Issuer sold 1,293,750 Ordinary Shares to Gao, Eli D. Scher, a member of the Issuer’s board of directors and former Chief Executive Officer, and Larry Wizel, a former consultant of the Issuer, for an aggregate of $25,000 in cash. Gao purchased 1,125,563 of such shares for an aggregate purchase price of $21,750, or approximately $0.01932 per share. Gao used his personal funds for such purchase. In July 2009, Gao transferred all his Ordinary Shares to MCK for no consideration. In September 2009, the Issuer’s board of directors authorized a share dividend of approximately 0.067 Ordinary Shares for each outstanding Ordinary Share. The shares issued in connection with the Issuer’s formation (including the shares issued pursuant to the share dividend) are referred to herein as the “Initial Shares” and the holders of such shares are referred to herein as the “Initial Shareholders.”

CUSIP No. G71218 104	SCHEDULE 13D	Page 4 of 8 Pages

In November 2009, pursuant to a registration statement on Form F-1, originally filed with the Securities and Exchange Commission on October 16, 2009 (File No. 333-162547) (the “Registration Statement”), the Issuer consummated its initial public offering of units (the “IPO”), each unit consisting of one Ordinary Share and one warrant (“Public Warrant”). Each Public Warrant entitles the holder to purchase one Ordinary Share at an exercise price of $11.50 per share. Each Public Warrant is currently exercisable and will expire on November 18, 2014, or earlier upon redemption. Concurrently with the IPO, the Issuer sold an aggregate of 3,600,000 warrants (the “Insider Warrants”) to MCK, Mr. Scher and Mr. Wizel, for an aggregate of $1,800,000 in cash. The Insider Warrants are identical to the Public Warrants except that they are exercisable for cash or on a cashless basis, at the holder’s option, and will not be redeemable by the Issuer, in each case so long as they are still held by the original purchasers or their affiliates. In addition, they may be exercised for unregistered shares if a registration statement relating to the ordinary shares issuable upon exercise of the warrants is not effective and current. MCK purchased 3,192,000 of the Insider Warrants at $0.50 per warrant, for an aggregate purchase price of $1,596,000. MCK used its working capital for such purchase.

In connection with the IPO, the Initial Shareholders had agreed that up to a maximum of 180,000 of the Initial Shares would be forfeited by them if the underwriters’ over-allotment option in the IPO was not exercised in full. The underwriters of the IPO determined not to exercise any of their over-allotment option. As a result, the Initial Shareholders contributed to the Issuer an aggregate of 180,000 of the Initial Shares for no consideration. Upon receipt, such shares were immediately cancelled. MCK contributed 156,600 of such shares.

On December 8, 2010, MCK purchased 291,262 Ordinary Shares in a private transaction at $10.30 per share, for an aggregate purchase price of approximately $3,000,000. MCK used its working capital for such purchase.

Item 4.	Purpose of Transaction.

Gao and MCK acquired the Ordinary Shares described in this Schedule 13D for investment purposes. Gao and MCK may from time to time acquire additional securities for investment purposes, or dispose of securities, in the open market or in private transactions. As described above, Gao and MCK beneficially hold Insider Warrants to purchase 3,192,000 Ordinary Shares, which are currently exercisable.

On September 13, 2010, the Issuer entered into an Amended and Restated Agreement and Plan of Reorganization (the “Merger Agreement”) with GSME Acquisition Partners I Sub Limited, a wholly-owned subsidiary of the Issuer (“GSME Sub”), Plastec International Holdings Limited (“Plastec”) and each of the shareholders of Plastec, which provided for GSME Sub to be merged with and into Plastec, with Plastec surviving as a wholly-owned subsidiary of the Issuer (the “Merger”). On December 10, 2010, the Issuer held an extraordinary general meeting of its shareholders (the “Meeting”), at which, among other things, the Merger was approved. On December 16, 2010, the Merger was consummated. In accordance with the Merger Agreement, the shareholders of Plastec received an aggregate of 7,054,583 Ordinary Shares at the closing, and they will be entitled to receive up to an additional 9,723,988 Ordinary Shares if the combined entity meets certain performance targets. The Merger and the Merger Agreement are described more fully in the proxy statement for the Meeting, which is included as Exhibit 99.1 to the Report of Foreign Private Issuer, filed by the Issuer on October 28, 2010. Gao, as Chairman of the Board of the Issuer, participated in the negotiation and approval of the Merger Agreement and MCK voted its Ordinary Shares in favor of the Merger.

CUSIP No. G71218 104	SCHEDULE 13D	Page 5 of 8 Pages

At the date of this Schedule 13D, neither Gao nor MCK, except as set forth in this Schedule 13D, has any plans or proposals which would result in:

(a)           The acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;

(b)           An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;

(c)           A sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;

(d)           Any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of the board of directors or management of the Issuer;

(e)           Any material change in the present capitalization or dividend policy of the Issuer;

(f)           Any other material change in the Issuer’s business or corporate structure;

(g)           Changes in the Issuer’s charter, bylaws or instruments corresponding thereto or other actions which ay impede the acquisition of control of the Issuer by any person;

(h)           Causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

(i)           A class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or

(j)           Any action similar to any of those actions enumerated above.

Item 5.	Interest in Securities of the Issuer.

MCK owns 4,527,262 Ordinary Shares, including 3,192,000 Ordinary Shares issuable upon the exercise of the Insider Warrants that are currently exercisable. Such shares represent 36.4% of the Issuer’s outstanding Ordinary Shares. Gao, as the controlling person of MCK, is deemed the beneficial owner of such shares. Gao and MCK have sole voting and dispositive power over such shares.

In the past 60 days, MCK effected the transaction described under Item 3 above, and such description is incorporated herein by reference.

CUSIP No. G71218 104	SCHEDULE 13D	Page 6 of 8 Pages

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Pursuant to an escrow agreement with Continental Stock Transfer & Trust Company, as escrow agent, 960,000 of the Initial Shares (the “Escrow Shares”), including the 835,200 of the Initial Shares owned by MCK, and 2,418,877 of the Insider Warrants (the “Escrow Warrants”), including 2,144,728 owned by MCK, are presently held in escrow.  The Escrow will not be released until (i) with respect to 25% of the Escrow Shares, the closing price of the Ordinary Shares exceeds $12.00 for any 20 trading days within a 30-trading day period, (ii) with respect to 25% of the Escrow Shares, the closing price of the Ordinary Shares exceeds $14.00 for any 20 trading days within a 30-trading day period, (iii) with respect to 25% of the Escrow Shares, the closing price of the Ordinary Shares exceeds $16.00 for any 20 trading days within a 30-trading day period and (iv) with respect to 25% of the Escrow Shares, the closing price of the Ordinary Shares exceeds $20.00 for any 20 trading days within a 30-trading day period. Irrespective of whether the foregoing price conditions are met, a proportionate number of the 806,291 of the Escrow Shares, including 701,474 owned by MCK, and a proportionate number of the Escrow Warrants, including all 2,144,728 owned by MCK, will remain in escrow, subject to repurchase and cancellation by the Issuer, in the event the Issuer does not raise up to $20,157,320 of additional funds in one or more equity financings by December 16, 2011.  If the Issuer raises an amount less than such total, a proportionate number of Escrow Shares and Escrow Warrants will be released from this restriction.  The Escrow Shares and Escrow Warrants may be released from escrow earlier than this date if, within those time periods, the Issuer consummates a subsequent liquidation, merger, stock exchange or other similar transaction which results in all of its shareholders having the right to exchange their shares for cash, securities or other property.

Pursuant to the subscription agreement for the Insider Warrants, MCK may not sell or transfer the Insider Warrants held by it (except in certain limited circumstances) until February 14, 2011.

Pursuant to a registration rights agreement with the Issuer in connection with the IPO, the holders of the majority of the Initial Shares and the holders of the majority of the Insider Warrants (or underlying shares), including MCK, each will be entitled to make up to two demands that the Issuer register such shares or warrants (or underlying shares). The holders of the majority of the Initial Shares can elect to exercise these registration rights at any time commencing 90 days prior to the date these shares are to be released from escrow. The holders of a majority of the Insider Warrants (or underlying shares) can elect to exercise these registration rights at any time commencing after the Merger or another business combination by the Issuer. In addition, these holders have certain “piggy-back” registration rights on registration statements filed subsequent to such date. The Issuer will bear the expenses incurred in connection with the filing of any such registration statements.

Item 7.	Material to be filed as Exhibits.

99.1
Amended and Restated Agreement and Plan of Reorganization dated September 13, 2010, by and among the Issuer, GSME Sub, Plastec, and each of Sun Yip Industrial Company Limited (BVI), Tiger Power Industries Limited (BVI), Expert Rank Limited (BVI), Fine Colour Limited (BVI), Cathay Plastic Limited (BVI), Greatest Sino Holdings Limited (BVI), Colourful Asia International Limited (BVI) and Top Universe Management Limited (BVI).*

CUSIP No. G71218 104	SCHEDULE 13D	Page 7 of 8 Pages

99.2
Amendment No. 1 dated December 9, 2010 to the Amended and Restated Agreement and Plan of Reorganization dated September 13, 2010, by and among the Issuer, GSME Sub, Plastec, and each of Sun Yip Industrial Company Limited (BVI), Tiger Power Industries Limited (BVI), Expert Rank Limited (BVI), Fine Colour Limited (BVI), Cathay Plastic Limited (BVI), Greatest Sino Holdings Limited (BVI), Colourful Asia International Limited (BVI) and Top Universe Management Limited (BVI).**

99.3	Form of Stock Escrow Agreement between the Issuer, Continental Stock Transfer & Trust Company and the Initial Shareholders.***

99.3	Form of Amendment No. 1 to Stock Escrow Agreement between the Issuer, Continental Stock Transfer & Trust Company and the Initial Shareholders.**

99.4	Form of Subscription Agreement among the Issuer, Graubard Miller and Jing Dong Gao.***

99.5	Form of Registration Rights Agreement among the Issuer and the Initial Shareholders.***

99.6	Joint Filing Agreement.

____________________
*	Incorporated by reference to the Report of Foreign Private Issuer, filed by the Issuer on September 14, 2010.

**	Incorporated by reference to the Report of Foreign Private Issued, filed by the Issuer on December 10, 2010.

***	Incorporated by reference to the Registration Statement on Form F-1 (File No. 333-162547), originally filed by the Issuer on October 16, 2009.

CUSIP No. G71218 104	SCHEDULE 13D	Page 8 of 8 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated December 29, 2010

/s/ Jing Dong Gao Jing Dong Gao MCK Capitol Co., Limited

By:	/s/ Jing Dong Gao
Name: Jing Dong Gao
Title: Authorized Officer